E.B.

SE

19005792

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FEB 27 2019

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-41609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WWK Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 N. Center Street
(No. and Street)

Northville	MI	48167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Welch 248-449-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jefferies LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, Daniel J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WWK Investments, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
FEB 27 2019
Washington, DC

MARY BEN-KOWALSKI
NOTARY PUBLIC, STATE OF MI
COUNTY OF WAYNE
MY COMMISSION EXPIRES Oct 5, 2023
ACTING IN COUNTY OF Wayne

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WWK INVESTMENTS, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
WWK Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of WWK Investments, Inc. (the "Company") as of December 31, 2018, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as WWK Investments, Inc.'s auditor since 2012.

Denver, Colorado
February 7, 2019

Member of msi Global Alliance
Independent Legal & Accounting Firms

WWK INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	68,541
Commissions receivable		52,213
Furniture and equipment, at cost, net of accumulated depreciation of $46,368		6,593
Prepaid expenses		1,429
Total assets	**$**	**128,776**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Commissions, salaries and benefits payable	$	40,264
Accrued expenses		10,225
Total liabilities		50,489
COMMITMENTS (Note 3)		
SHAREHOLDERS' EQUITY:		
Common stock, $1.00 par value, 10,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		54,558
Retained earnings		18,729
Total shareholders' equity		78,287
Total liabilities and shareholders' equity	**$**	**128,776**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

WWK Investments, Inc. (the "Company") is a Nebraska corporation organized on July 19, 1989. Through 2014, WWK Investments, Inc. was a wholly owned subsidiary of Welch, Welch and Kelley Investments, Inc. As of January 2015, WWK Investments, Inc. and Welch, Welch and Kelley Investments, Inc. merged; WWK Investments, Inc. is the surviving entity. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). In this capacity, the Company deals mainly in the sale of mutual fund products to customers located predominantly in the State of Michigan.

15c3-3 Exemption

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company records commission revenue and related expenses on a trade-date basis.

Income Taxes

Beginning January 1, 2015, the Company elected to be treated as an S Corporation for tax purposes. As such, the company generally pays no federal or state income taxes. The Company's taxable income is passed through to the shareholders where it is reported and taxed on the shareholder's individual federal and state income tax returns. The Company reports its income under the cash method for income tax purposes and is not subject to income tax return examinations by major taxing authorities for years before 2015.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with accounting principles generally accepted in the United States of America. Certain of the Company's financial instruments, including cash and cash equivalents, commissions receivable, prepaid assets, commissions, salaries and benefits payable, and accrued expenses, reflect the carrying amounts approximate fair value due to their short maturities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Property and equipment is depreciated on the straight line basis over the estimated useful lives of the assets spanning from five to seven years. Major improvements are capitalized and maintenance and repairs are expensed as incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $43,273 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.17 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

In 2018, the Company leased office space month-to-month from a related entity at an average of $3,750 per month. Thirty days written notification is required for any rent increases or lease termination; however, rent may only be adjusted on an annual basis. The total rent expense paid for the year ended December 31, 2018 was approximately $45,000, before any expense reimbursement.

The Company received $291,240 in expense reimbursements from a related entity during the year ended December 31, 2018 for the use of office facilities and related personnel. These expenses are reported net of reimbursement, in accordance with the reimbursement agreement.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 4 - PROFIT SHARING PLAN

WWK Investments, Inc. 401(K) Profit Sharing Plan, a qualified plan, became effective in 2008 and is subject to the requirements and regulations of the Employee Retirement Income Security Act (ERISA) and the Internal Revenue Code. Safe Harbor contributions are made by the company annually; additional contributions are made at the sole discretion of the company. For the year ending December 31, 2018, the Board of Directors authorized a $20,000 401(K) Profit Sharing contribution; the amount was accrued as a benefit payable accordingly. The contribution was paid in full in January of 2019.

NOTE 5 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.